First Union National Bank
of Florida
200 South Biscayne Boulevard, 15th Floor
Miami, Florida 33131

October 22, 2001

Michael Steiner
Dryclean USA, Inc.
290 N.E. 68th Street
Miami, FL 33138

RE: Promissory Note from Dryclean USA, Inc. ("Borrower") to First Union National Bank ("First Union") in the original principal amount of $2,250,000.00 dated November 2, 1998, including any amendments (the "Note").

Dear Mr. Steiner:

     First Union has agreed to extend the term of the Note, which will mature or has matured on October 31, 2001. Accordingly, this letter shall constitute First Union's agreement and formal notice to you, as follows:

Extension. First Union hereby extends, on the same terms and conditions as presently in effect, the maturity of the Note to December 30, 2001, at which time the outstanding principal balance, accrued interest and all other amounts due under the Note shall become due and payable. All periodic payments required under the Note shall be made during this extension period.

No Other Changes. Extension on the maturity date as stated herein is the only change to the Note. Except as extended by this letter, the Note and all other Loan Documents (as defined in the Note) shall continue in full force and effect. Should you have any questions, do not hesitate to call.

                                        Very truly yours,

                                        First Union National Bank


                                        By: /s/ Steve Leth
                                           -------------------------------------
                                                Steve Leth
                                                Vice President


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